2929 Seventh Street, Suite 100
Berkeley, California 94710
March 21, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Dynavax Technologies Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Quarterly Period Ended September 30, 2007
File No. 000-50577
Dear Mr. Rosenberg:
This letter sets forth the responses of Dynavax Technologies Corporation (the “Company”, “we”, “our” or “us”) in response to the supplemental comments received from the staff (the “Staff”) of the Securities and Exchange Commission by telephone call on March 13, 2008 (“Supplemental Request”) following our response to the previous call with the Staff of February 25, 2008 with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2006 (the “Form 10-K”) and Form 10-Q for the Quarterly Period Ended September 30, 2007 (the “Form 10-Q”) (File No. 000-50577).
Our response to the third question posed on March 13, 2008 is subject to further review and discussion for clarification by the Staff and, if necessary or appropriate, we will address this question in a subsequent correspondence. The following information has been included in our Form 10-K for the fiscal year ended December 31, 2007, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and the Use of Estimates, page 38.
Response:
     In April 2006, we entered into a series of related agreements with Symphony Capital Partners, LP and certain of its affiliates (Symphony) to advance specific Dynavax ISS-based programs for cancer, hepatitis B therapy and hepatitis C therapy through certain stages of clinical development (Development Programs). The material agreements included:
•	the Amended and Restated Limited Liability Corporation Agreement of Symphony Dynamo Holdings LLC (LLC Agreement);

•	the Funding Agreement by and among Dynavax Technologies Corporation, Symphony Capital Partners LP, Symphony Dynamo Holdings LLC, and Symphony Dynamo Investors LLC (Funding Agreement);

•	the Amended and Restated Research and Development Agreement among Dynavax Technologies Corporation, Symphony Dynamo Holdings LLC and Symphony Dynamo, Inc. (R&D Agreement);

•	the Novated and Restated Technology License Agreement among Dynavax Technologies Corporation, Symphony Dynamo Holdings LLC and Symphony Dynamo, Inc. (License Agreement);

•	the Purchase Option Agreement among Dynavax Technologies Corporation, Symphony Dynamo Holdings LLC and Symphony Dynamo, Inc.(Purchase Option Agreement);

•	the Registration Rights Agreement between Dynavax Technologies Corporation and Symphony Dynamo Holdings LLC (Registration Rights Agreement); and

•	the Warrant Purchase Agreement between Dynavax Technologies Corporation and Symphony Dynamo Holdings LLC (Warrant Agreement).

United States Securities and Exchange
Commission
March 21, 2008
Page Two
     The LLC Agreement provided for the formation of Symphony Dynamo Holdings LLC (Holdings) and its wholly-owned subsidiary SDI. Pursuant to the Funding Agreement, Symphony invested $50.0 million in Holdings ($20.0 million at closing and an additional $30.0 million in April 2007), which was invested into SDI to fund the Development Programs. Pursuant to the License Agreement, we licensed to Holdings our intellectual property rights related to the Development Programs, which were assigned to SDI. Pursuant to the R&D Agreement, which was also assigned to SDI, we are primarily responsible for performing the work required to proceed with the Development Programs unless we determine that certain work should be undertaken by third party contractors retained by SDI. As a result of these agreements, Symphony owns 100% of the equity of Holdings, which owns 100% of the equity of SDI.
     Pursuant to the Warrant Agreement, we issued to Holdings a five-year warrant to purchase 2,000,000 shares of our common stock at $7.32 per share, which Holdings distributed to Symphony. The warrant, issued upon closing, was assigned a value of $5.6 million using the Black-Scholes valuation model. In consideration for the warrant, we received an exclusive purchase option (Purchase Option) to acquire all of the Development Programs through the purchase of all of the equity in SDI during the five-year term at specified prices that range from $74.7 million at the end of the second year of the arrangement, increasing quarterly up to $144.1 million at the fifth anniversary. The Purchase Option exercise price is payable in cash or a combination of cash and shares of Dynavax common stock, at our sole discretion. We also received an exclusive option to purchase either the hepatitis B or hepatitis C program (Program Option) during the first year of the arrangement. In April 2007, we exercised our Program Option for the hepatitis B program. The exercise of this Program Option triggered a payment obligation of $15.0 million which will either be (a) due to Symphony upon the expiration of the SDI collaboration in 2011 if the Purchase Option is not exercised; or (b) included as part of the applicable purchase price upon exercise of the Purchase Option. The intellectual property rights to the remaining cancer and hepatitis C therapy programs not purchased through the exercise of the Purchase Option will remain with SDI.
     SDI is governed by a separate board of directors, which is comprised of 5 members. Our CEO serves as a board member and we have the right to approve the two independent directors serving on the board. Additionally, our Vice President of Clinical Development serves as the chairman of the SDI joint development committee, which is responsible for overseeing and monitoring the Development Programs for which we have been contracted to perform services.

United States Securities and Exchange
Commission
March 21, 2008
Page Three
     Under FASB Interpretation No. 46 (FIN 46R), “Consolidation of Variable Interest Entities,” a variable interest entity (VIE) is (1) an entity that has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or (2) an entity that has equity investors that cannot make significant decisions about the entity’s operations or that do not absorb their proportionate share of the expected losses or do not receive the expected residual returns of the entity. FIN 46R requires a VIE to be consolidated by the party that is deemed to be the primary beneficiary, which is the party that has exposure to a majority of the potential variability in the VIE’s outcomes. The application of FIN 46R to a given arrangement requires significant management judgment.
     We have consolidated the financial position and results of operations of SDI in accordance with FIN 46R. We have not consolidated Holdings because we believe our variable interest, the Purchase Option, is on the stock of SDI. We believe SDI is a VIE because we have the Purchase Option to acquire its outstanding voting stock at prices that were fixed upon entry into the arrangement, with the specific price based upon the date the option is exercised. The fixed nature of the Purchase Option price limits Symphony’s returns, as the investor in SDI.
     FIN 46R deems parties to be de facto agents if they cannot sell, transfer, or encumber their interests without the prior approval of an enterprise. Symphony is considered to be a de facto agent of the Company pursuant to this provision, and because we and Symphony as a related party group absorb a majority of SDI’s variability, we evaluated whether, pursuant to FIN 46R’s requirements, we are most closely associated with SDI. We concluded that we are most closely associated with SDI and should consolidate SDI because (1) we originally developed the technology that was assigned to SDI, (2) we will continue to oversee and monitor the Development Programs, (3) our employees will continue to perform substantially all of the development work, (4) we significantly influenced the design of the responsibilities and management structure of SDI, (5) SDI’s operations are substantially similar to our activities, and (6) through the Purchase Option, we have the ability to participate in the benefits of a successful development effort.
     Symphony will be required to absorb the development risk for its equity investment in SDI. Pursuant to FIN 46R’s requirements, Symphony’s equity investment in SDI is classified as noncontrolling interest in the consolidated balance sheet. The noncontrolling interest held by Symphony has been reduced by the $5.6 million fair value of the warrants it received and $2.6 million of fees we immediately paid to Symphony upon the transaction’s closing because the total consideration provided by us to Symphony effectively reduces Symphony’s at-risk equity investment in SDI. While we perform the research and development on behalf of SDI, our development risk is limited to the consideration we provided to Symphony (the warrants and fees). We exercised the Program Option in April 2007, which resulted in the recognition of a $15.0 million liability to Symphony. The noncontrolling interest was further reduced for this obligation as it will be paid to Symphony at the expiration of the SDI collaboration in 2011 if we do not exercise the Purchase Option, or will be included as part of the applicable purchase price upon exercise of the Purchase Option.

United States Securities and Exchange
Commission
March 21, 2008
Page Four
     Net losses incurred by SDI are charged to the noncontrolling interest until that balance has been reduced to zero, at which point our net loss will be increased for the losses incurred by SDI subsequent to that date. At December 31, 2007, the noncontrolling interest balance was $8.3 million, which we currently expect to be exhausted by the end of 2008. As of December 31, 2007, the investments held by SDI were $31.6 million, which we expect will be spent on the Development Programs through the term of the collaboration in 2011.
     If we do not exercise the Purchase Option, we would remain obligated to pay Symphony $15.0 million for the Program Option, which we have reflected as a liability at December 31, 2007. Furthermore, if the Purchase Option expires unexercised, we would then be required to deconsolidate SDI. That potential deconsolidation would not be expected to impact our earnings because the carrying value of the net assets of SDI would be expected to be zero.
     In contrast, if we exercise the Purchase Option, we will gain control of SDI. As such, we would expect to record the exercise of the Purchase Option as a return to the noncontrolling interest. We do not expect to recognize an asset for the Purchase Option payment to be made to Symphony. Instead, the payment is expected to be accounted for as a capital transaction that would not affect our net income or loss. However, because the exercise of the Purchase Option will be accounted for as a capital transaction, it will be treated as a deemed dividend for purposes of reporting earnings per share, increasing loss per share or decreasing income per share, as the case may be, in the period we exercise the Purchase Option. If the Development Programs are successful and the resources are available, we currently expect to exercise the Purchase Option.
In addition, at the Staff’s request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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United States Securities and Exchange
Commission
March 21, 2008
Page Five
Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding this response letter to Mrs. Jennifer Lew, Corporate Controller, at (510) 665-7217 or to Ms. Linda Nguyen, Manager of External Reporting, at (510) 665-0417.
Respectfully submitted,

/s/ Deborah A. Smeltzer Deborah A. Smeltzer
Vice President, Operations and Chief Financial Officer

cc:	Michael S. Ostrach, Vice President, Chief Business Officer and General Counsel
Jennifer Lew, Director and Corporate Controller
Glen Y. Sato, Esq., Cooley Godward Kronish
Nikki D. Pope, Esq., Cooley Godward Kronish
Darcy Lopes, Ernst & Young LLP